Exhibit 99.(a)31

BASF Aktiengesellschaft

54th Annual Meeting

May 4, 2006

Speech by Dr. Jürgen Hambrecht

Chairman of the Board of Executive Directors of BASF Aktiengesellschaft, Ludwigshafen

The spoken word applies.

Good morning, ladies and gentlemen, shareholders,

It is my pleasure to welcome you, also on behalf of the board of executive directors, to the Annual Meeting of BASF – The Chemical Company.

Last year at this meeting I gave you my promise that the BASF team would continue to write new chapters in our company’s success story. We have kept our promise: In 2005 we posted the best results in the entire history of BASF. We are proud of this achievement.

•                  We again grew profitably and faster than the market.

•                  We set new records in sales and earnings.

•                  We earned an even higher premium on our cost of capital.

•                  And we set the course for our future success.

This shows that BASF is a reliable partner when it comes to achieving success. Ladies and gentlemen, our strong performance is thanks to a strong team. I am therefore sure that I also speak for you in expressing my heartfelt thanks to all of our employees throughout the world for their outstanding commitment.

You, our shareholders, benefit especially from the exceptional performance of the BASF team: This year we are again proposing to increase our dividend, namely by €0.30 to €2.00 per share.

In 2005, BASF shares rose in value by over 26 percent, outperforming the EURO STOXXSM index. BASF is committed to sustainable success. That is why it pays to invest in our stock over the long term. Shareholders who invested in BASF stock 10 years ago and reinvested the dividends in additional purchases of BASF shares, would have enjoyed a 434 percent increase in value. This corresponds to an average annual return of 18.2 percent.

Our share buyback program, on which we spent a total of €1.4 billion in 2005, has also contributed to this development. We plan to continue to buy back BASF shares and today ask for your approval to do so. Our declared goal is to create sustainable value by following our four strategic guidelines:

•                  Earn a premium on our cost of capital

•                  Help our customers to be more successful

•                  Form the best team in industry

•                  Ensure sustainable development

We are persistently implementing this strategy. In 2005 and the first months of this year, we set our course for further profitable growth, for greater cyclical resilience and thus for a long-term increase in the value of your investment. I would like to talk about four specific topics:

•                  Enhancing our efficiency

•                  Optimizing our portfolio

•                  Investing in growth markets

•                  Developing innovations for the markets of the future

Our business performance in 2005 shows that we have adopted the right course. Because I am sure that you are primarily interested in hearing about how our success story will continue, I will therefore mention only a few highlights from the previous year. Further details and figures are provided in our financial report, which you can ask to be sent to you or take with you today.

In 2005, BASF Group sales increased by just under 14 percent to €42.7 billion. Income from operations (EBIT) before special items climbed to a record €6.1 billion – an increase of over 17 percent. We increased the premium earned on our cost of capital to €2.35 billion, thus creating additional value for you, ladies and gentlemen.

All of our segments contributed to our profitable growth in 2005: Chemicals, Plastics, Performance Products, Agricultural Products & Nutrition, and Oil & Gas especially. Sales by location of company also increased in all regions.

I am particularly pleased to announce that we have continued our success story with another top performance in the first quarter of 2006: We increased sales by 24 percent to €12.5 billion and EBIT before special items by more than 19 percent to almost €1.9 billion.

Our business has continued to develop very positively since the beginning of 2006, and the level of orders remains extremely robust. We have seen two strong years in a row,

and we are confident that we will continue our successful performance in 2006. We aim to continue to grow faster than the market. Above all, though, we want to achieve profitable growth. We expect to post higher EBIT before special items compared with the previous year’s strong level. This depends, of course, on a stable geopolitical environment and the development of the crude oil price.

On the basis of the four topics I mentioned previously, I will now outline how we successfully implemented our strategy in 2005 and the first months of 2006 to lay the foundation for future profitable growth.

Enhancing our efficiency

I would like to start with the topic of efficiency. In the past year, we have undertaken a number of measures to become even more efficient.

In North America, for example, we reached our savings goal of $250 million faster than planned and made our business more competitive. Our hard work in the region already paid off last year: Earnings in North America were outstanding, with EBIT tripling compared with 2004. We have now set ourselves the goal of reducing our annual costs in North America by a further $150 million by mid-2007, thus achieving savings totaling $400 million per year.

What applies in North America, also applies elsewhere in the world. In all regions, we are working hard to increase our efficiency and create a solid basis for new, profitable growth.

Optimizing our portfolio

BASF is The Chemical Company, the world’s leading chemical company. We want to remain so in the future, and improve our position further. Our motto is to strengthen strengths and eliminate weaknesses to make our portfolio more competitive and cyclically resilient.

In 2005, we sold two businesses that were highly cyclical and not particularly well integrated in our Verbund: our structurally weak polystyrene business in North America and, in particular, our polyolefins business, in other words our stake in Basell, our joint venture with Shell.

By contrast, we acquired a number of customer-oriented, highly innovative businesses in the past year. These included the electronic chemicals business that we acquired from Merck KGaA, Darmstadt, Germany, and, in the field of pharma contract manufacturing, the Swiss fine chemicals manufacturer Orgamol S. A. Both of these acquisitions improve our competitive position and open up considerable growth potential worldwide in attractive markets.

In the first quarter of 2006, we made a further major step by acquiring the construction chemicals business of Degussa AG, Düsseldorf, Germany. The global market for construction chemicals is driven by innovations: It is growing at a rate of 4 to 5 percent annually with margins that are relatively resistant to cyclicality. With global sales of nearly €2 billion, Degussa’s construction chemicals business has an excellent position in this market. This attractive acquisition also brings us a step closer to end consumers.

We announced our most recent acquisition only two days ago: Johnson Polymer, one of the world’s leading producers and suppliers of water-based resins for the production of coatings and printing systems. In recent years, this company has grown faster than the market by more than 5 percent and has been profitable.

This acquisition will further improve our position in the fast-growing coating resins business. At the same time, we are supplementing our expertise with innovative technologies and strengthening our market presence in North America.

The planned acquisition of Engelhard Corporation, headquartered in Iselin, New Jersey, continues to be followed with particular interest.

Engelhard is a leading supplier of materials used for catalysis and surface treatment. The market for catalysts is growing dynamically. Catalysts are becoming increasingly important, and not just in automobiles. They are also essential in industrial applications.

The acquisition of Engelhard would make BASF one of the world’s leading suppliers in this growth market and create a unique technology platform for catalysts. This would open up enormous potential for innovations and growth. We will continue the acquisition process in a very disciplined manner. We hope to bring it to a successful conclusion despite the defense arguments of Engelhard’s management, which fail to convince us.

Ladies and gentlemen, as you can see from these examples, we are making strategic, and in some cases major, acquisitions to ensure that BASF’s portfolio becomes even more competitive, profitable and cyclically resilient.

Furthermore, our goal is to make even better use of our innovativeness and global market position. Our solid financial structure provides us with the necessary room for maneuver.

Investing in growth markets

Portfolio optimization is an ongoing strategic task. The same applies to investments in growth markets. This brings me to my third topic.

I would like to single out two major future-oriented projects: the opening of our new Verbund site in Nanjing, China; and the deepening of our cooperation with the Russian natural gas company Gazprom.

Our site in Nanjing, the largest single investment project in BASF’s history, started operations in 2005, only four years after groundbreaking. It represents a masterpiece of engineering, logistics and cooperation. At the same time, it is an impressive testament to the strengths of our outstanding BASF team.

The Nanjing site is operating at full capacity and is already contributing to BASF’s earnings. We want to build on this solid basis by expanding steam cracker capacity and by adding further downstream plants. On top of this come major isocyanate capacities, which will come on stream near Shanghai in mid-2006. We are thus well on track to achieving 10 percent of our sales in our chemical businesses in China in the next four years.

Asia’s significance as an important market for BASF will continue to increase. We therefore plan to invest an additional €1 billion to expand our business in the region by 2009.

Our strength in Asia will benefit the entire BASF Group – including our sites in Europe and especially in Germany.

Our goal is to achieve sustainable success. BASF therefore establishes the same high standards in Asia as elsewhere in the world. A study conducted by German Technical Cooperation (GTZ) demonstrates that BASF’s activities in Nanjing are exemplary in the areas of safety, health and environmental protection and set new standards for the industry.

This is an urgent issue in view of the rapid growth in Asia, and in China especially. You have all seen how the region’s increasing thirst for energy is already affecting global energy markets. And this is likely to intensify in the future.

This brings me to a second important capital expenditures project: the expansion of our activities in the natural gas business. With the major projects we are conducting under the motto “Gas for Europe,” we want to ensure secure supplies of natural gas to Europe.

To this end, we are working together with our longstanding Russian partner Gazprom along the entire value chain in the natural gas business – from wells in Siberia to customers in Europe.

Demand for natural gas in Europe is growing continually, but domestic production is declining, especially in the North Sea. Europe will need to import natural gas from various sources, and the best way to ensure a reliable supply of gas is through partnership. Russia remains our most important partner because this is where the largest reserves are.

BASF is the first German company to participate in natural gas production in Russia via our Achimgaz joint venture with Gazprom.

Last week we were able to set an additional milestone on the road to securing reliable supplies of natural gas: Working with Gazprom, BASF’s subsidiary Wintershall will develop the huge and extremely attractive Yuzhno Russkoye natural gas field in western

Siberia and will invest more than €1 billion in the coming years. This field would be sufficient to satisfy Germany’s entire gas requirements for more than six years. The participation in the Yuzhno Russkoye field will significantly increase Wintershall’s proven reserves.

In order ensure reliable supplies of Siberian gas to consumers, we are involved in the Northern European Gas Pipeline (NEGP) joint venture. When finished, this pipeline will transport Siberian gas directly to the coast of the Baltic Sea near Greifswald in Germany. The pipeline is scheduled to start operations by 2010 and will involve a total investment of more than €2 billion.

We will use the growth potential of the European gas market to increase the value of our company. Our Russian partner Gazprom has proved to be extremely reliable over the past 17 years – contrary to the recent debate in the media. Our close and trusting relations are extremely valuable for future gas supplies to Western Europe, Germany and BASF.

Developing innovations for the markets of the future

Ladies and gentlemen, I have now reached my fourth and final topic, which is probably the most important in terms of maintaining our competitiveness over the long term: Innovations.

Innovations are the ingredients we need to earn our money in the future. The secret is to find the right recipe for successful products and services. What is needed is a combination of good ideas, outstanding research results across all disciplines, precise understanding of our markets, and powerful technological know-how.

We have therefore analyzed very carefully how we must align our research and development activities to ensure profitable growth through innovations. Three factors are particularly important:

First: We will concentrate on five growth clusters to open up new growth opportunities for ourselves and for our customers: energy management, raw materials change, nanotechnology, plant biotechnology and white (industrial) biotechnology. All of these growth areas have two things in common. They require strong interdisciplinary networking and they have the potential to find answers to critical issues of the future.

Second: We will increase our global research activities by expanding research and development in Europe and North America and by starting new research activities in Asia.

And third: We are establishing development centers in all regions to enable us to work more closely with our local customers. Our innovation offensive aims to generate a powerful technological impulse. Only in this way will be able to create organic, profitable growth for BASF over the long term through innovations. Specifically:

•                  We will again increase research and development expenditures by 8 percent in 2006 to almost €1.2 billion.

•                  We will invest approximately €800 million in our growth clusters worldwide by 2008.

•                  We will strengthen our global research team with a further 180 scientists.

While talking about innovations, I would like to come back to the issue of energy. Energy is one of the most critical issues, if not the critical issue, of the future.

We are confronted with a very difficult task in this regard: The global thirst for energy is increasing dramatically. Fossil energy sources are becoming increasingly scarce. Greenhouse gas emissions are rising sharply. This poses a number of questions: How can we secure energy supplies given this situation? How can we guarantee competitive prices? How can we ensure sustainable climate protection?

Chemistry can help to solve these urgent questions. Precisely in this area, BASF has important solutions to offer:

•                  Manufacturing processes that permit us and our customers to save energy and raw materials

•                  Products that already contribute significantly to saving resources and energy

•                  And finally, new technologies for tomorrow’s materials and energy sources

Overall, by 2008 we plan to invest about 30 percent of our research expenditures in projects that specifically aim to conserve resources.

Innovations will decide our future ladies and gentlemen. This is true for companies like BASF as well as for Germany as a location for industry.

As some of you may remember, I said at our Annual Meeting last year that people in Germany were ready to embrace innovation. And also that they were ready for more personal initiative, more optimism, more future.

Today, one year later, there is indeed a greater sense of confidence. The mood is becoming more upbeat, not only at companies, but otherwise throughout the country. This gives grounds for optimism, but even more grounds to act.

I am firmly convinced

•                  that we can change much for the better, even if it hurts at first;

•                  that we can accomplish a lot by having the courage to leave the beaten path and attempt something new; and

•                  that we can shape the future together – if we all are willing to do so.

We at BASF are willing to do so, and we will do our best to make our contribution. We are committed to Germany as a location for business. Ludwigshafen is the world’s largest chemical site. Our roots are here. And only if our roots are strong, can we grow and prosper throughout the world.

We want to help Germany move forward: with our chemistry, with our experience, and with the commitment of all our employees.

There is still a lot to do in this country. BASF and other companies have taken the lead by setting good examples such as the nation-wide Knowledge Factory initiative, the “Language Makes You Strong” project for children at daycare centers, or, here in the Rhine-Neckar metropolitan region, the Training Verbund and programs like “Youth Thinks Future.”

We want to help get Germany in shape to take on the top international competition. In the coming weeks, we will see whether Germany is world-class in soccer. I’m keeping my fingers crossed.

BASF certainly is world-class, and I hope that my words today have convinced you of this. I can assure you that the whole BASF team will do its utmost to ensure that we hold on to the world cup in chemistry.

I have presented four areas in which we are paving the way for BASF’s future profitable growth:

•                  By increasing our efficiency

•                  By improving our portfolio with attractive new businesses

•                  By investing in growth markets

•                  By means of innovations that open up promising new markets

I would like to thank you, our shareholders, most sincerely for your past support. I hope that we can continue to count on your support in the future and that you will demonstrate your trust in us by investing in BASF. Please join us in writing another chapter in the success story of BASF – The Chemical Company.

Additional Information and Disclaimer

BASF currently intends to solicit proxies for use at Engelhard’s 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF’s nominees identified in the revised preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”), and to vote on any other matters that shall be voted upon at Engelhard’s 2006 annual meeting of stockholders.  On May 2, 2006, BASF filed a revised preliminary proxy statement on Schedule 14A with the SEC in connection with this solicitation of proxies.  All Engelhard stockholders are strongly encouraged to read the revised preliminary proxy statement and the definitive proxy statement when it is available, because they contain important information.  Engelhard stockholders may obtain copies of the revised preliminary proxy statement and related materials for free at the SEC’s website at www.sec.gov.

The identity of people who may be considered “participants in a solicitation” of proxies from Engelhard stockholders for use at Engelhard’s 2006 annual meeting of stockholders under SEC rules and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the revised preliminary proxy statement on Schedule 14A that BASF filed with the SEC on May 2, 2006.

This release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents), which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This release contains forward-looking statements.  All statements contained in this release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s Form 20-F filed with the SEC.